FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK
(Name of Registrant)

Date of end of last fiscal year: December 31, 2004

     SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

* The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
SINA R. HEKMAT, ESQ. Jones Day Grueneburgweg 102 60323 Frankfurt am Main Federal Republic of Germany

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2004, as subsequently amended, as follows. This Amendment No. 3 to the Annual Report on Form 18-K for the fiscal year ended December 31, 2004 is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s Prospectus dated January 3, 2005.

     Exhibit (d) is hereby amended by adding a section entitled “Landwirtschaftliche Rentenbank – Recent Developments” immediately prior to the Section entitled “Landwirtschaftliche Rentenbank – General” with the following text:

RECENT DEVELOPMENTS

Rentenbank Preliminary Results for the Year Ended December 31, 2005

     The following information is derived from Rentenbank’s press release and related press conference of January 11, 2006, announcing certain preliminary results for 2005. The financial figures in this section are based on preliminary, unaudited results for our fiscal year ended December 31, 2005. Consequently, the amounts discussed below could be subject to change as a result of the audit process. We expect our final, audited financial statements for 2005 to be announced at a press conference and published in April 2006.

     According to unaudited results, during 2005, we raised external funds of €31.1 billion, €15.9 billion of which was issued under our Euro Commercial Paper Program, €10.9 billion of which was issued under our Euro Medium-Term Note Program and €1.2 billion of which was issued under our Australian Dollar Domestic Medium-Term Note Program. The external funds raised during 2005 included U.S.$3.25 billion raised through global bond offerings registered with the Securities and Exchange Commission.

     According to preliminary, unaudited results, Rentenbank raised the equivalent of €10.0 billion in medium and long-term funding in 2005, compared to €11.3 billion in 2004. Medium and long-term funds reached a total of €62.6 billion as of December 31, 2005, as compared to €57.6 billion as of December 31, 2004. Total assets as of December 31, 2005 increased by 6.8% to €77.0 billion, from €72.1 billion as of December 31, 2004. The amounts due from banks accounted for 71.2% or €54.8 billion of total assets, from €52.7 billion as of December 31, 2004. In addition to the loan portfolio, the securities portfolio contributed to the growth in total assets. Due to a higher demand for securitized lending, our securities portfolio grew by 16.8% to €20.2 billion as of December 31, 2005, compared to €17.3 billion as of December 31, 2004.

     According to preliminary, unaudited results, in 2005, total capital amounted to €2,624.7 million, compared to €2,733.1 million in 2004. This amount is made up of capital stock in the amount of €135.0 million, revenue reserves of €624.7 million (as compared to €594.7 million in 2004) and the fund covering general banking risks of €890.0 million (as compared to €800.0 million in 2004). Rentenbank’s total capital also included subordinated liabilities, which decreased in 2005 to €975.0 million from €1,203.4 million in 2004 due to maturities. The core capital ratio of 10.6% (as compared to 9.7% in 2004) and the total capital ratio of 16.7% (as compared to 15.2% in 2004) are well above the 4% and 8%, respectively, required under banking supervision regulations.

     According to preliminary, unaudited results, demand for our promotional loans in 2005 grew by 30.0% to €2,795.2 million, compared to the €2,154.4 million in 2004. In particular, there was a strong demand for financing renewable energy projects. Since July 2005, these loans have been provided under the newly introduced program “Environmental Protection and Sustainability.” Together with standard promotional loans for agriculture and rural areas as well as securitized lending, total new business in medium and long-term promotional lending reached €9.6 billion, from €9.0 billion as of December 31, 2004. The medium and long-term promotional loan portfolio in the balance sheet in 2005 grew by 6.2% to €34.2 billion, compared to €32.2 billion in 2004.

     Our cost and earnings were again positively affected by favorable refinancing conditions in domestic and international financial markets in 2005. Tight cost management and an increased loan volume also positively affected the earnings and thereby enabled Rentenbank to increase its promotional activities. According to preliminary, unaudited results, net interest income rose by 4.5% to €219.3 million in 2005 from €209.9 million in 2004. The cost-income ratio of 17.1% improved from 17.8% in 2004. After deduction of administrative expenses, the Management Board expects an operating result (before risk provisions and net valuation adjustments) of €182.1 million for 2005, compared to €172.4 million for 2004. Net income in 2005 is expected to reach €40.0 million, compared to €38.0 million in 2004, €30.0 million of which will be added to revenue reserves, compared to €28.5 million added in 2004. Liable capital will be further strengthened by an amount of €90 million allocated to the fund covering general banking risks.

Federal Republic of Germany

General Elections September 2005

     Following the regional elections in the Federal State of North Rhine–Westphalia in May 2005 and a vote of no-confidence by the Bundestag for then Chancellor Gerhard Schröder of the SPD in June 2005, general elections scheduled for 2006 were moved forward to September 18, 2005. The table below shows the official result of these general elections to the Bundestag and the results of the previous general elections held in 2002.

	2005 Elections		2002 Elections

	% of Votes	Seats	% of Votes	Seats

CDU/CSU	35.2	226	38.5	248
SPD	34.2	222	38.5	251
FDP	9.8	61	7.4	47
Die Linke	8.7	54	4.0	2
Grüne	8.1	51	8.6	55
Others	3.9	–	3.0	–
Total	100	614	100	603
(Source: http://www.bundeswahlleiter.de/bundestagswahl2005/presse/pd391211.html.)

     Following coalition negotiations between the SPD and CDU/CSU, the parties signed a coalition agreement on November 18, 2005 and Angela Merkel of the CDU was sworn into office as Chancellor on November 22, 2005. Ms. Merkel’s cabinet (six ministers and the minister for the Office of the Chancellor from the CDU/CSU and eight ministers from the SPD) met for the first time later that day.

(Source: http://www.bundesregierung.de/en/Latest-News/Information-from-the-Governmen-,10157.923196/artikel/Angela-Merkel-elected-Chancell.htm;
http://www.bundesregierung.de/Nachrichten/Pressemitteilungen-12479.921893/pressemitteilung/Bundeskabinett-zu-konstituiere.htm.)

General Budget Deficit

     On January 12, 2006, the Federal Statistical Office reported an updated estimate for the general government deficit in 2005 of €78.0 billion, or 3.5% of GDP. Although this is the lowest level since 2001, 3.5% is still significantly above the 3% threshold of the Maastricht Treaty and it cannot be ruled out that the European Commission will reopen the excessive deficit procedure against Germany.

(Source: http://www.destatis.de/presse/englisch/pm2006/p0170121.htm.)

Key Economic Figures

     In the third quarter of 2005, the Federal Republic’s real GDP (adjusted for seasonal and calendar effects) rose by 0.6% compared to the second quarter of 2005 due to an increase in exports after the summer low and to increased capital formation in machinery and equipment. In the second quarter real GDP increased by 0.2% compared to the first quarter of 2005, and in the first quarter of 2005 real GDP increased by 0.6% compared to the last quarter of 2004. For 2005 as a whole, real GDP rose by 0.9% compared to 2004.

     The inflation rate (defined as year-on-year change in the consumer price index) was 2.2% in the third quarter of 2005, mainly due to high oil prices during most of that period. In the first quarter of 2005 the inflation rate was 1.8% and in the second quarter of 2005 the inflation rate was 1.7%. The inflation rate was 2.0% for 2005 as a whole.

     The seasonally adjusted unemployment rate according to the national definition used by the Federal Employment Agency was 11.4% in the fourth quarter of 2005, down from 11.6% in the third quarter of 2005. According to preliminary numbers, unemployment dropped 0.3% in 2005 from the number of unemployed a year earlier in 2004.

     As of November 30, 2005, the accumulated current account surplus amounted to €84.0 billion (preliminary figure), compared with €78.0 billion as of November 30, 2004.

(Source: Deutsche Bundesbank, Monthly Report November 2005, pp 46-47; Deutsche Bundesbank, Monthly
Report January 2006, pp. 6-8, *68; http://www.destatis.de/presse/englisch/pm2005/p4880121.htm;
http://www.destatis.de/presse/englisch/pm2006/p0170121.htm;
http://www.destatis.de/presse/englisch/pm2006/p0240051.htm;
http://www.destatis.de/presse/englisch/pm2006/p0010031.htm.)

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 6th day of February, 2006.

LANDWIRTSCHAFTLICHE RENTENBANK
By:	/s/ Dr. h. c. Uwe Zimpelmann
	Name:	Dr. h. c. Uwe Zimpelmann
	Title:	Managing Director
Chairman of the Management Board

By:	/s/ Martin Middendorf
	Name:	Martin Middendorf
	Title:	Vice President